Filed by Kinder Morgan, Inc. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:  Kinder Morgan Energy Partners, L.P.

Commission File No.:  001-11234

File No. of Related Registration Statement:  333-198411

The following was published in Kinder Morgan’s employee newsletter.

Published in The Bolt, September 2014 edition

Message from Rich Kinder

The dog days of summer will be coming to a close, another football season is upon us and Kinder Morgan is on its way to becoming a simpler, single entity which should help us grow more and faster in the future.

The reaction from Wall Street to our announcement to combine the Kinder Morgan companies has been overwhelmingly positive as evidenced by the uplift in our stock prices and analyst reports projecting a future price target at KMI of $45 to $50.  This is obviously good news for all of us as shareholders.  We also believe this transaction will help us grow more and faster in the future since we will have a lower cost of capital.  The rating agencies also like the pending transaction.  Moody’s issued an announcement in late August saying that an investment grade rating at KMI is likely, stating that KMI will have “a strong business profile supported by high-quality cash flow.”

There have been some questions (and speculation) about the tax implications, mostly in regard to KMP unitholders.  While each individual’s tax situation will obviously differ, we believe that, on average, KMP and EPB unit holders will be substantially better off on both a pre-tax and an after-tax basis versus continuing to hold KMP or EPB at the status quo when all aspects are taken into consideration.  As a newspaper columnist accurately pointed out, no one can escape death and taxes.  For those having to pay tax as a result of this transaction, it means that they made a profit.

We believe that it’s imperative to look at the entire transaction, not just the tax element, when evaluating the transaction.  With the premiums that all unitholders and shareholders will receive above the closing price of the equities the day before the transaction was announced, and the future growth projected for KMI’s dividend, we believe the transaction is beneficial to all.

We anticipate the approximately $70 billion transaction will be completed by year end following shareholder and unitholder votes at KMI, KMP, KMR and EPB, and standard regulatory approvals.  In late August, KMI was granted early termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act for our proposed acquisition of KMP.  HSR approval is not needed for KMI’s purchase of KMR and EPB.

As a company, our goals remain unchanged.  We want to strive for both financial and operational excellence and to continue to grow the company and return value to our shareholders and unitholders.  I continue to believe that much of the success of a company is built on 5 percent inspiration and 95 percent perspiration and not caring who gets the credit when things go well.  We must remain focused on the details, operate our assets safely and efficiently and meet our customers’ needs.  Doing so will enable us to continue to be one of the premier midstream companies in the energy industry.  I truly believe the best is yet to come!

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”).  KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which contains a preliminary proxy statement for KMI and a preliminary proxy statement/prospectus for each of KMP, KMR and EPB.  The Registration Statement has not yet been declared effective by the SEC.  Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement/prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC.  The registration statement, the preliminary KMI proxy statement and each preliminary proxy statement/prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT/PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.